SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            Penn Virginia Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $6.25 par value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707882106
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 11, 2002
       -------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 707882106                                            Page 2 of 8 Pages
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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Daniel S. Loeb
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        N/A
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          880,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      880,000
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        880,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.84%
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  14    TYPE OF REPORTING PERSON*

        IN
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                                  SCHEDULE 13D

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CUSIP No. 707882106                                            Page 3 of 8 Pages
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   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Third Point Management Company L.L.C.
        I.D. #13-3922602
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        N/A
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          880,000
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      880,000
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        880,000
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.84%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). Amendment No. 5 relates to the common stock, par value $6.25 per share, of Penn Virginia Corporation, a Virginia corporation (the "Company"), and further amends the Schedule 13D filed by the Reporting Persons with respect to the Company on February 28, 2002 (the "Schedule 13D"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 5 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons did not expend any of their own investment capital in connection with the purchases and sales of Common Stock referenced in Schedule A hereto. The shares of Common Stock referenced in Schedule A hereto were purchased and sold by the Funds managed by the Reporting Persons, which purchases were funded from the working capital of the Funds. The Shares were purchased and sold in open market purchases on the New York Stock Exchange.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     As further detailed in a letter, dated December 11, 2002, from Mr. Loeb to the President and Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, the Reporting Persons believe that the Company should fill the remaining vacancy on its Board of Directors (the "Board") by accepting Mr. Loeb's offer to serve as a member of the Board. Mr. Loeb currently intends to continue to pursue the opportunity to serve as a member of the Board if his offer to so serve is not accepted by the Company at the present time.

     Except as set forth above, in Exhibit 1, and in the Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by the addition of the following:

     (a) As of the date of this Amendment No. 5, the Reporting Persons beneficially own 880,000 shares of Common Stock.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 880,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the most recent filing on
Schedule 13D, dated as of October 18, 2002.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

     Except as set forth above, since the most recent filing on Schedule 13D, there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 7. Material to be Filed as Exhibits.

     1. Letter from Daniel S. Loeb to Mr. A. James Dearlove, President and Chief Executive Officer of the Company, dated December 11, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2002                THIRD POINT MANAGEMENT
                                        COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                        Name:  Daniel S. Loeb
                                        Title: Managing Member


Dated: December 12, 2002                /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                  since the most recent filing on Schedule 13D)

                      Shares                 Shares                Price
Date                  Purchased              Sold                  Per Share
----                  ---------              ----                  ---------
10/31/02                4,904                                      $32.1000
10/31/02                                     (4,904)               $32.1000
11/29/02               21,807                                      $34.2900
11/29/02                                    (21,807)               $34.2900